UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Simmons, Harold C.
   Three Lincoln Centre
   5430 LBJ Freeway, Suite 1700
   Dallas, TX  75240
2. Issuer Name and Ticker or Trading Symbol
   Valhi, Inc. (VHI)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Day/Year
   02/10/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman and Chief
   Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock $.01 par value                                                                      3,383          D  Direct
Common Stock $.01 par value                                                                      439,400        I  by CDCT No. 2 (1)
Common Stock $.01 par value                   02/10/03    J (2)    1,100         A  $8.1600
Common Stock $.01 par value                   02/10/03    J (2)    400           A  $8.2000
Common Stock $.01 par value                   02/10/03    J (2)    3,000         A  $8.2500
Common Stock $.01 par value                   02/10/03    J (2)    500           A  $8.3000
Common Stock $.01 par value                   02/10/03    J (2)    100           A  $8.4000
Common Stock $.01 par value                   02/10/03    J (2)    100           A  $8.5800
Common Stock $.01 par value                   02/11/03    J (2)    200           A  $8.5800
Common Stock $.01 par value                   02/11/03    J (2)    2,000         A  $8.6000
Common Stock $.01 par value                   02/11/03    J (2)    100           A  $8.5600
Common Stock $.01 par value                   02/11/03    J (2)    4,600         A  $8.7000
Common Stock $.01 par value                   02/11/03    J (2)    300           A  $8.6400
Common Stock $.01 par value                   02/11/03    J (2)    300           A  $8.6500
Common Stock $.01 par value                   02/11/03    J (2)    200           A  $8.6900
Common Stock $.01 par value                   02/11/03    J (2)    200           A  $8.8200
Common Stock $.01 par value                   02/11/03    J (2)    4,100         A  $8.9000
Common Stock $.01 par value                   02/11/03    J (2)    800           A  $8.8500
Common Stock $.01 par value                   02/11/03    J (2)    6,500         A  $8.8600      2,467,800      I  by Contran (3)
Common Stock $.01 par value                                                                      10,891,009     I  by National (4)
Common Stock $.01 par value                                                                      92,739,554     I  by VGI (5)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                                         Title                          Shares                    End of Month
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Explanation of Responses:

(1) Directly held by the Contran Deferred Compensation Trust No. 2. See Additional Information below for a description of the relationship.

(2) Open market purchase by Contran Corporation. See Additional Information below for a description of the relationship.

(3) Directly held by Contran Corporation. See Additional Information below for a description of the relationship.

(4) Directly held by National City Lines, Inc. See Additional Information below for a description of the relationship.

(5) Directly held by Valhi Group, Inc. See Additional Information below for a description of the relationship.


Additional Information

     Valhi Group, Inc, ("VGI"), National City Lines, Inc. ("National"), Contran Corporation ("Contran"), the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and The Combined Master Retirement Trust (the "CMRT") are the direct holders of approximately 77.6%, 9.1%, 2.1%, 1.3%, 0.4% and 0.1%, respectively, of the outstanding common stock of Valhi, Inc. ("Valhi"). National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 88.9% of the outstanding common stock of Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The Foundation directly holds approximately 1.3% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     The CMRT directly holds 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     Mr. Harold C. Simmons is chairman of the board of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the offices held, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control certain of such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities.

     The reporting person understands that Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock as of the date of this statement. Valhi and Tremont LLC are the direct holders of approximately 63.2% and 21.4%, respectively, of the outstanding common stock of NL. Valhi is the holder of 100% of the outstanding membership interests of Tremont LLC and 100% of the outstanding common stock of Valmont. As a result of Valhi's direct and indirect ownership of Valmont, NL and its subsidiary, the reporting person further understands that, pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and its subsidiary own as treasury stock for voting purposes. For the purposes of this statement, such shares of Valhi common stock that Valmont, NL and its subsidiary hold directly are not deemed outstanding.


SIGNATURE OF REPORTING PERSON
/S/ Harold C. Simmons
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Harold C. Simmons
DATE 02/12/03